Exhibit 99.1

Santiago, Chile, June 26, 2020. Banco Santander Chile (NYSE: BSAC; SSE: Bsantander) has provided an update to the risk factors previously described in the Annual Report on Form 20-F for the year ended December 31, 2019, filed on March 6, 2020 with the SEC.

Our operations and results have been negatively impacted by the coronavirus outbreak, which we expect will have a continued and potentially material adverse effect on our business and results of operations for as long as the pandemic is ongoing.

Since December 2019, a novel strain of coronavirus (COVID-19) has spread around the world, including Chile. On March 18, 2020, the Chilean government declared a state of emergency and on March 19, 2020, the government ordered the suspension of all non-essential activities and a mandatory quarantine in neighborhoods with a high concentration of cases. In addition, on May 13, 2020, the government ordered a total quarantine of Santiago affecting approximately 90% of the population in the metropolitan region of Santiago in response to a surge in COVID-19 infections. These measures and similar measures have caused significant disruption of regional and global economic activity. These quarantines have led us to close approximately 20% of our branches as of May 31, 2020 and also led to an increase in mobile banking. For the 80% of branches that remain open, we have instituted strict sanitary protocols and restrictions on the number of customers and personnel that can be in any individual branch at one time.

Preliminary economic figures for March and April published by the Chilean Central Bank showed monthly economic activity decreasing by 3.5% and 14.1% respectively compared to the same months in 2019. As a result, we expect there will be a deceleration of economic growth in 2020 and a high probability of economic recession, as well as an increase in unemployment and lower levels of inflation or deflation.

In Chile, the industries and sectors that have been most impacted have been hotels, casinos, tourism, restaurants and airlines. As of May 31, 2020, our loan exposures to these industries totaled Ch$304 billion or approximately 0.9% of our loan book. In addition, during this time, we have seen increased demand for commercial loans and an increase in the number of clients opting to defer loan payments as permitted by the terms of their loan agreements. As of April 30, 2020, our Liquidity Coverage Ratio (LCR), which measures the percentage of liquid assets over net cash outflows in accordance with rules and regulations Chilean Central Bank, was more than 200%, in excess of the 100% minimum required by the Central Bank. This high liquidity in recent months was primarily due to clients maintaining funds in current accounts in lieu of investing them in longer term investments. During May, this high liquidity started to normalize, with our LCR reaching 178% as of May 31, 2020, and we expect liquidity to continue to normalize in the second half of the year as clients draw on their funds to cover decreases in cash flows as a result of the expected economic downturn. Any significant draws on client funds coupled with increased demand for commercial loans could have a negative impact on our liquidity in the future.

In response to the COVID-19 pandemic, the Chilean Central Bank has made two lines of credit available to banks to reinforce their liquidity, amounting to a total of US$24 billion for the whole banking system. These lines of credit bear interest at the Central Bank’s monetary policy rate (MPR), which was 0.5% as of March 31, 2020. Pursuant to these lines of credit, a bank may borrow up to 3% of the aggregate amount of its consumer and commercial loan portfolios as of February 29, 2020 and may borrow up to an additional 12% if it uses the funds to provide loans to companies and individuals. The first line of credit is a facility available conditionally on loan growth (the “FCIC”) to ensure that banks continue to finance households and businesses in Chile. Loans provided by this line of credit may have maturities of up to 4 years and must be secured by government bonds, corporate bonds or highly rated large commercial loans as collateral. Loans provided under the second line of credit, the LCL, are unsecured and may have maturities of up to 2 years. In addition, borrowings by a bank under the LCL are limited to the aggregate amount of the liquidity reserve requirements of such bank. Ultimately, these lines of credit are intended to ensure banks have ample liquidity to enable them to continue financing companies and individuals. As of May 31, 2020, we had borrowed US$3.8 billion under these lines of credit.

The Chilean government has also announced a series of measures to support lending. The largest measure was to provide an additional US$3 billion to the Guarantee Fund for Small Companies (Fogape), a state fund that guarantees loans, leases and other credits provided to small businesses, extend Fogape’s coverage to companies with annual sales of up to UF 1 million (US$34 million) and further amend the rules and regulations governing Fogape to encourage banks to provide lending to small businesses. Under Fogape’s new regulations, domestic banks, including us, may provide loans with preferential interest rates equal to the MPR plus 3% and terms of up to 48 months to eligible companies in an aggregate amount equal to up to 3 months of a company’s sales and receive a guarantee from Fogape for between 60% and 85% of each loan. Any recovery of all or a portion of a non-performing loan will first be used to satisfy the non-guaranteed portion of the principal amount of the loan as well as legal fees, followed by the amount of the guarantee provided by Fogape and lastly any accrued and unpaid interest and fees. In order to receive the guarantee from Fogape, such loans must have a 6-month grace period before a company must begin repaying the loan. In addition, companies that receive loans guaranteed by Fogape pursuant to these new regulations will also have all other loan payments with the bank providing the capital deferred for a period of 6 months. As of May 31, 2020, we had approved Ch$1,035,761 million of Fogape loans to our SME and Middle-market clients.

Although we have received guarantees from Fogape for a portion of the Fogape loans we have provided, if our clients default on their payment obligations under these loans when they become due, or they otherwise fail to timely comply with their obligations under these loans, this will result in higher levels of non-performing loans in the future and require the recognition of additional allowances for loan losses. Moreover, we must share with Fogape a portion of any recovery made on non-performing loans guaranteed by Fogape. In addition, all other loans we have provided to clients that received Fogape loans have been provided a 6-month grace period for repayment. If our clients default on their obligations under these loans, which are not guaranteed by Fogape, when such grace period ends, it will also result in higher levels of non-performing loans in the future and require the recognition of additional allowances for loan losses.

The FMC has also issued regulations regarding the treatment of grace periods and guarantees for mortgages, consumer loans and commercial loans. Pursuant to these new regulations, the FMC will allow the freezing of default provisions and the provision of grace periods for mortgages and consumer loans in the following circumstances until July 31, 2020 as follows:

●	Mortgages: Maximum grace period of 6 months for debtors who are 0-30 days overdue as of March 31, 2020.

●	Consumer loans: Maximum grace period of 3 months for debtors who are 0-30 days overdue as of March 30, 2020.

●	Commercial loans: Maximum grace period of 6 months for debtors who are 0-30 days overdue as of March 31, 2020.

As of May 31, 2020, we had provided grace periods for Ch$5,767,650 million of residential mortgage loans and Ch$597,873 million of consumer loans under these guidelines. In addition, approximately Ch$2,045,327 million of commercial loans had been provided with this grace period as of May 31, 2020, which amount includes loans under the Fogape guarantee program described above. If our clients default on their payment obligations under mortgages or consumer loans at the end of these grace periods, this will also result in higher levels of non-performing loans and require the recognition of additional allowances for loan losses.

As of May 31, 2020, our NPL ratio was 1.8%, an improvement compared to 2.0% as of March 31, 2020. This improvement was primarily the result of the relief provided by the Central Bank described above pursuant to which we provided grace periods to a total of Ch$8,410,850 million of loans, and we expect there to be an increase in the NPL ratio in the second half of the year as these grace periods end. In addition, although we have not recognized significant loan losses for deferred loans as of May 31, 2020, the impact on our allowance for loan losses is currently uncertain as it is highly dependent on the duration of the COVID-19 pandemic, the extent and length of the economic downturn and the rules and regulations put in place to combat the COVID-19 pandemic and its effects in the future.

The extent to which the COVID-19 pandemic impacts our results will depend on the duration of the pandemic and the level of continued disruption to Chilean, regional and global economic activity, which is impossible to predict at this time. Future developments with respect to COVID-19 are highly uncertain and new information may emerge concerning the severity of the COVID-19 pandemic and the actions taken to contain it. Furthermore, there are no indications the Chilean government will continue providing loan support programs or other forms of relief or assistance for private sector entities such as us. If the pandemic continues and further government programs are not initiated, or the ones in place are not effective, this could have a material adverse effect on us.

Latam Airlines’ bankruptcy may have a material adverse effect on our business.

On May 26, 2020, Latam Airlines Group S.A. and its affiliates in Chile, Peru, Colombia, Ecuador and the United States filed for Chapter 11 bankruptcy in the United States. In Latam’s filings with bankruptcy court, we were identified as having one of Latam’s 40 largest unsecured claims. This claim is for the frequent flier mileage program we and Latam operate, through which holders of our and Latam’s co-branded credit card accumulate airline miles with each spend on their credit card. Latam valued this unsecured claim in its bankruptcy filings at US$549 million (Ch$459 billion using the Chilean peso-U.S. dollar exchange rate as of April 30, 2020). Our balance sheet as of May 31, 2020 included a pre-paid expense for miles acquired under this program and a sign-on bonus with exclusivity rights together valued at Ch$425 billion in Other Assets. Latam and its affiliates will be able to continue flying during the pendency of its Chapter 11 bankruptcy case. In initial hearings held on May 28, 2020 under the Chapter 11 restructuring process, Latam’s motion to continue honoring its mileage program was approved. As of the date hereof, we do not see the need to re-value or recognize an impairment for this pre-paid expense. However, such assets may become impaired in the future as a result of the bankruptcy proceedings and we cannot assure that at a future date the restructuring process being carried out by Latam Airlines will not have a material adverse effect on our business.

Teleworking may cause disruptions to our business.

On March 24, 2020, Law No. 21,220 (the “Teleworking Law”), which regulates the employment conditions of remote workers and teleworkers, became effective in Chile. The Teleworking Law creates a number of obligations for employers with regards to remote workers and teleworkers that may have an impact on those companies where employees are permitted to work from home or from a place other than such company’s offices.

For companies permitting remote or teleworking, the company and the employee must sign a teleworking or distance working agreement at the beginning of the employee’s working relationship with the company or at any time during the employee’s employment when remote or teleworking options are provided to such employee. The Teleworking Law also establishes a certain flexibility regarding working hours for teleworkers, providing the possibility for the parties to establish total weekly working hours, which can be distributed by the employee according to his or her convenience, when by the nature of his or her services he or she must be subject to working hours. In addition, the Teleworking Law provides employees that have signed a distance working agreement with the right to disconnection, according to which the employee has the right to disconnect from work and not receive communications from the employer for a period of 12 hours in a 24-hour period.

According to the Teleworking Law, employers also have additional obligations, such as (i) to provide employees with the necessary working tools to carry out their functions at a distance; (ii) to pay the costs of operation, functioning, maintenance and repair of the elements necessary for the provision of the services remotely, which includes internet and electricity; (iii) in the case of employees subject to working hours, to implement an attendance register system authorized by the Labor Board (Dirección del Trabajo), compatible with teleworking.

These new obligations are likely to impact directly on the costs of companies that develop their activities substantially through teleworking.

As a result of the COVID-19 pandemic, approximately 95% of our corporate employees, or approximately 6,500 persons, were teleworking and entitled to the rights and supports provided by the Teleworking Law as of May 31, 2020. The obligations set out in the Teleworking Law may lead to a material increase in our labor costs. Moreover, we cannot assure you that this change or any future regulatory changes related to telework or working conditions will not have a material impact on our business.

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